Exhibit 99.1

Foresight Increases Stake in Rail Vision Following Successful Trial in Europe

Ness Ziona, Israel – Jan. 10, 2018 – Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems, announced today that it has increased its stake in Rail Vision Ltd. by exercising warrants into 11,486 of Rail Vision’s ordinary shares for an aggregate of $2.24 million. Following the exercise, Foresight holds 32.62% of the issued and outstanding share capital of Rail Vision and 35.73% on a fully diluted basis.

Rail Vision is a developer of unique solutions and vision-based systems for advanced safety, asset and fleet management in the rail industry. In December 2017, Rail Vision completed a successful trial of its unique vision-based system with a leading European railway company. The trial was conducted under harsh winter weather and light conditions, both at day and night, and demonstrated the system’s real-time capabilities to detect and classify railway obstacles at distances of several hundred meters.

In light of the trial’s positive results, the leading European railway company notified Rail Vision that it wishes to conduct a long-term, paid pilot test with Rail Vision’s system as it considers purchasing the technology for its locomotive fleet.

“Aiming to accelerate and finalize the development and commercialization of its system, Rail Vision’s management approached Foresight with a request to expedite the exercise of the warrants. Foresight is pleased to increase its stake and investment in Rail Vision in order to provide additional working capital and to assist Rail Vision in meeting its challenging goals,” commented Haim Siboni, CEO of Foresight. “We are also pleased with the progress Rail Vision has made thus far in the development of its unique and innovative solutions.”

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive grade, cost-effective platform, and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the impact of its investment in Rail Vision, and providing Rail Vision with additional working capital and to assist Rail Vision in meeting its challenging goals, and that it estimates that its systems will revolutionize automotive safety. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

Media Contacts:

Rainier Communications

Mary Lynch Cadwallader/Marianne Dempsey

foresight@rainierco.com

508-475-0025